                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)1

                                 PIZZA INN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 7, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 2 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,583,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,583,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,583,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 3 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,583,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,583,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,583,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 4 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,583,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,583,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,583,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 5 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,593,780
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,593,780
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,593,780
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 6 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 7 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Robert B. Page
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 8 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Ramon D. Phillips
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     44,863
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                 0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 44,863
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                 44,863
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 9 of 26 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Barry M. Barron, Sr.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 10 of 26 pages
-----------------------                                     --------------------

            The following statement  constitutes Amendment No. 6 to the Schedule
13D filed by the undersigned (the "Statement").  Except as specifically  amended by this Amendment No. 6, the Statement remains in full force and effect.

            Item 2 and Item 4 are hereby amended to add the following:

            On October 27, 2003,  NP delivered a letter to the Company (as filed as an  exhibit  to  Amendment  No.  5 to  this  Statement)  setting  forth  NP's nomination  of Steven J.  Pully,  Barry M.  Barron,  Sr.  and Robert B. Page for
election to the Company's board of directors at the Company's  annual meeting of shareholders currently scheduled to take place on December 16, 2003 (the "Annual
Meeting") and NP's submission of certain shareholder proposals for consideration at the Annual  Meeting.  On  November  7,  2003,  NP  delivered  a letter to the
Company,  a copy  of  which  is  attached  hereto  and  incorporated  herein  by reference,  supplementing  the October 27, 2003 letter by substituting  Ramon D.
Phillips  for Robert B. Page as one of NP's  nominees for election at the Annual
Meeting and  reiterating  its  shareholder  proposals for  consideration  at the
Annual  Meeting.  On November 11, 2003, NP delivered a letter to the Company,  a copy  of  which  is  attached  hereto  and  incorporated  herein  by  reference, supplementing  the October 27, 2003 and November 7, 2003 letters by substituting
Robert B. Page for Barry M. Barron,  Sr. as one of NP's nominees for election at the Annual  Meeting such that NP's  nominees for election at the Annual  Meeting are currently Messrs.  Pully, Page and Phillips.  Accordingly,  NP, NCM, NCG and
Messrs. Schwarz, Pully, Phillips and Page now constitute the "Reporting Persons"
as used herein and Mr.  Barron is no longer a "Reporting  Person." The Reporting
Persons will continue filing as a group  statements on Schedule 13D with respect to their  beneficial  ownership  of  securities  of the  Company  to the  extent required by law.

            Ramon D.  Phillips is retired.  The address of Mr.  Phillips is 7024
Rosebrook, Collyville, TX 76034. Mr. Phillips is a citizen of the United States.

            Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held directly by NP was approximately $8,623,816.76,  all of which was obtained from NP's working capital.  The net investment cost of the shares of Common Stock held directly by Mr. Schwarz  (excludes  shares of Common
Stock  beneficially  owned  by NP  that  Mr.  Schwarz  may  also  be  deemed  to beneficially own) was approximately  $20,125.00,  all of which was obtained from personal funds of Mr. Schwarz.

The net investment cost (including commissions,  if any) of the shares of Common
Stock beneficially owned by Mr. Phillips (excludes shares of Common Stock of the
Company  issuable  upon the exercise of options  granted to Mr.  Phillips in his capacity as a former director of the Company) was approximately $144,400.00, all of which was obtained from personal funds of Mr. Phillips and working capital of
Wholesale Software International, Inc. ("Wholesale Software").

            None of NCM,  NCG, Mr. Pully or Mr. Page directly owns any shares of
Common Stock.

            Item 5(a) is hereby amended and restated as follows:

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the  Reporting  Persons  is based upon  10,068,674  shares of Common
Stock  outstanding  as of October 17, 2003, as reported in the  Company's  proxy statement as filed with the  Securities  and Exchange  Commission on October 27,
2003.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 11 of 26 pages
-----------------------                                     --------------------

            As of the  filing  date of this  Statement,  NP  beneficially  owned
3,583,780  shares  of  Common  Stock,  representing  approximately  35.6% of the
Company's issued and outstanding Common Stock.

            NCM, as the general partner of NP, may be deemed to beneficially own the  3,583,780  shares of Common Stock  beneficially  owned by NP,  representing approximately 35.6% of the issued and outstanding Common Stock.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to  beneficially  own the 3,583,780  shares of
Common Stock beneficially owned by NP,  representing  approximately 35.6% of the issued and outstanding Common Stock.

            Mark E. Schwarz,  as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially own the 3,583,780 shares of Common Stock  beneficially owned by NP, representing  approximately 35.6% of the issued and outstanding Common Stock. In addition,  Mr.  Schwarz  directly  owns 10,000  shares of Common  Stock,  which, together with the Common Stock held by NP, represents approximately 35.7% of the issued and outstanding Common Stock.

            As  of  the  filing  date  of  this  Statement,  Ramon  D.  Phillips beneficially  owned 44,863 shares of Common  Stock,  consisting of 16,880 shares owned  directly by Mr.  Phillips,  22,650  shares  issuable upon the exercise of options  owned by Mr.  Phillips,  and 5,333 shares  owned  directly by Wholesale
Software,  representing  in the  aggregate  approximately  0.4% of the Company's issued and outstanding Common Stock. Mr. Phillips is a shareholder, director and executive  officer of Wholesale  Software and may be deemed to beneficially  own the shares of the  Company  owned by  Wholesale  Software  by virtue of his sole authority to vote and dispose of such shares.

            Steven J. Pully and Robert B. Page  currently  do not own any shares of Common Stock.

            The  Reporting  Persons  have formed a group for purposes of Section
13(d)(3)  and Rule  13d-5(b)(1)  of the Act.  In the  aggregate,  the  Reporting
Persons  may be deemed  to own  beneficially  (and may be deemed to have  shared
voting  and  dispositive   power  over)   3,638,643   shares  of  Common  Stock,
constituting approximately 36.1% of the Common Stock outstanding.

            The  filing  of this  Statement  and  any  future  amendment  by the
Reporting Persons,  and the inclusion of information  herein and therein,  shall not be  considered  an admission  that any of such  persons,  for the purpose of
Section 13(d) of the Act, or otherwise,  are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

            Item 5(b)is hereby amended and restated as follows:

            (b) By virtue of his position with NP, NCM and NCG, Mark Schwarz has the sole power to vote and to dispose of the  3,593,780  shares of Common Stock, or 35.7% of the  issued and  outstanding  shares of Common  Stock,  beneficially owned by the Newcastle Control Persons.

            Ramon D.  Phillips  has the sole power to vote and to dispose of the
16,880 shares of Common Stock held directly by Mr. Phillips and the 5,333 shares of Common  Stock  held by  Wholesale  Software,  or,  together  with the  shares underlying  options owned by Mr.  Phillips,  0.4% of the issued and  outstanding shares of Common Stock.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 12 of 26 pages
-----------------------                                     --------------------

            Item 5(c) is hereby amended to add the following:

            (c) See Item 6 for a description of a transaction between NP and Mr.
Phillips in shares of Common stock of the Company that occurred  during the past
60 days.

            Item 6 is hereby amended to add the following:

            On November 7, 2003,  Ramon  Phillips  sold 15,680  shares of Common
Stock of the Company to NP in a private transaction for $2.75 per share.

            On November 17, 2003,  the Joint Filing and  Solicitation  Agreement
dated  October  31,  2003 (as filed as an  exhibit  to  Amendment  No. 5 to this
Statement),  was amended  whereby Ramon D. Phillips agreed to be a party to such agreement  and  Barry M.  Barron,  Sr.  agreed  to  withdraw  as a party to such agreement.  Accordingly, Barry M. Barron, Sr. is no longer a member of the group comprised of the  Reporting  Persons for  purposes of Section  13(d)(3) and Rule
13d-5(b)(1)  of the Act. A copy of the  amendment is filed as an exhibit  hereto and incorporated herein by reference.

            Item 7 is hereby amended to add the following exhibits:

            9.   Letter from Newcastle  Partners,  L.P. to Pizza Inn, Inc. dated
                 November 7, 2003.

            10.  Letter from Newcastle  Partners,  L.P. to Pizza Inn, Inc. dated
                 November 11, 2003.

            11.  Amendment  No. 1 to Joint  Filing  and  Solicitation  Agreement
                 dated as of November 17, 2003 by and among Newcastle  Partners,
                 L.P.,  Newcastle Capital  Management,  L.P.,  Newcastle Capital
                 Group,  L.L.C.,  Mark E.  Schwarz,  Steven J.  Pully,  Barry M.
                 Barron, Sr., Robert B. Page and Ramon D. Phillips.

                            [Signature Page Follows]

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 13 of 26 pages
-----------------------                                     --------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2003            NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

                                     /s/ Robert B. Page
                                     -------------------------------------------
                                     ROBERT B. PAGE

                                     /s/ Ramon D. Phillips
                                     -------------------------------------------
                                     RAMON D. PHILLIPS

                                     /s/ Barry M. Barron
                                     -------------------------------------------
                                     BARRY M. BARRON, SR.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 14 of 26 pages
-----------------------                                     --------------------

                                  EXHIBIT INDEX
                                  -------------

       EXHIBIT                                                              PAGE
       -------                                                              ----

1.     Joint  Filing  Agreement  dated as of December  11, 2002 by and       --
       among  Newcastle  Partners,   L.P.,  Newcastle  Capital  Group,
       L.L.C., Newcastle Capital Management,  L.P. and Mark E. Schwarz
       (previously filed).

2.     Omnibus  Agreement  dated as of December 6, 2002 by and between       --
       Newcastle  Partners,  L.P.  and C. Jeffrey  Rogers  (previously filed).

3.     Promissory  Note  dated  December  6,  2002  in  the  aggregate       --
       principal amount of $7,373,726.42  made by C. Jeffrey Rogers in favor of Newcastle Partners, L.P. (previously filed).

4.     Pledge  Agreement  dated  December  6, 2002 by and  between  C.       --
       Jeffrey Rogers and Newcastle Partners, L.P. (previously filed).

5.     Agreement  by  and  between   Pizza  Inn,  Inc.  and  Newcastle       --
       Partners, L.P. dated December 18, 2002 (previously filed).

6.     Joint  Filing  Agreement  dated as of December  20, 2002 by and       --
       among  Newcastle  Partners,   L.P.,  Newcastle  Capital  Group,
       L.L.C., Newcastle Capital Management, L.P., Mark E. Schwarz and
       Steven J. Pully (previously filed).

7.     Letter from Newcastle  Partners,  L.P. to Pizza Inn, Inc. dated       --
       October 27, 2003 (previously filed).

8.     Joint Filing and Solicitation Agreement dated as of October 31,       --
       2003 by and among Newcastle Partners,  L.P.,  Newcastle Capital
       Management,  L.P.,  Newcastle  Capital Group,  L.L.C.,  Mark E.
       Schwarz,  Steven J. Pully,  Barry M. Barron,  Sr. and Robert B.
       Page (previously filed).

9.     Letter from Newcastle  Partners,  L.P. to Pizza Inn, Inc. dated
       November 7, 2003.                                                    15 to 19

10.    Letter from Newcastle  Partners,  L.P. to Pizza Inn, Inc. dated
       November 11, 2003.                                                   20 to 24

11.    Amendment  No. 1 to Joint  Filing  and  Solicitation  Agreement
       dated as of November 17, 2003 by and among Newcastle  Partners,
       L.P.,  Newcastle Capital  Management,  L.P.,  Newcastle Capital
       Group,  L.L.C.,  Mark E.  Schwarz,  Steven J.  Pully,  Barry M.
       Barron, Sr., Robert B. Page and Ramon D. Phillips.                   25 to 26

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 15 of 26 pages
-----------------------                                     --------------------

                                                      November 7, 2003

BY MESSENGER AND FAX
--------------------

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

               Re:  Notice of Intention to Nominate Substitute Nominee
                    for  Election  as  Director  at  the  2003  Annual
                    Meeting of Shareholders of Pizza Inn, Inc. ("Pizza
                    Inn" or the "Company")

Dear Mr. Clark:

            Reference  is made to our letter of October 27, 2003 (the  "Original
Nomination  Letter")  relating to our  nomination  of Steven J. Pully,  Barry M.
Barron,  Sr. and Robert B. Page for  election to the Board of Directors of Pizza
Inn (the "Pizza Inn Board") at the next annual  meeting of  shareholders  of the
Company,  or any other meeting of  shareholders  held in lieu  thereof,  and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting").  This letter  shall  supplement  the  Original  Nomination  Letter by substituting  Ramon D.  Phillips  for Robert B. Page as one of our  nominees for election at the Annual Meeting.

Information  required  by Section 6,  Article IV of the  Company's  bylaws  with respect to Newcastle Partners, L.P. ("Newcastle") is set forth below:

            Newcastle,  a Texas limited  partnership,  is the  beneficial  owner and/or owner of record of 3,583,780 shares of common stock, $.01 par value per share, of Pizza Inn (the "Common Stock").  Newcastle holds certain of its shares of Common Stock through the  Depository  Trust
            Company, whose address is 55 Water Street, 50th Floor, New York, New
            York 10041. Newcastle's current address is 300 Crescent Court, Suite
            1110, Dallas, Texas 75201.

Information  required  by Section 6,  Article IV of the  Company's  bylaws  with respect to Mr. Phillips is set forth below:

            (i) the name,  age,  business  address and residence  address of the nominee:

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 16 of 26 pages
-----------------------                                     --------------------

                Ramon D. Phillips, age 70

                Business address:

                7024 Rosebrook
                Collyville, TX  76034

                Residence address:

                7024 Rosebrook
                Collyville, TX  76034

          (ii)  the principal occupation or employment of the nominee:

                Mr. Phillips is retired; he is also a shareholder, together with others, in an entity that controls a Pizza Inn franchise.

         (iii)  the class and number of shares of capital  stock of the  Company which are beneficially owned by the nominee:

                Mr.  Phillips owns 22,213 shares of Common Stock of the Company;
                he has sole  voting  power over all of such  shares,  but shares ownership  through an ownership  position in Wholesale  Software
                International, Inc. over 5,333 of such shares. Mr. Phillips also owns options to acquire  22,650  shares.  Effective  November 7,
                2003, Mr. Phillips sold in a private  transaction  15,680 shares to Newcastle for $2.75 per share.

          (iv)  any other information related to the nominee that is required to be  disclosed  in  solicitations  for  proxies  for  election of directors  pursuant  to  Regulation  14A  under  the  Securities
                Exchange Act of 1934, as amended:

                Ramon D. Phillips is the former Chairman of the Board, President and Chief  Executive  Officer of  Hallmark  Financial  Services,
                Inc., a financial  services  company.  He served as Chairman and
                Chief  Executive  Officer of Hallmark  from 1989  through  March
                2001, and as Chairman  through  August 2001.  Prior to Hallmark,
                Mr.  Phillips  had  over  fifteen  years  of  experience  in the franchise  restaurant  industry,  serving in executive positions
                with   Kentucky   Fried  Chicken   (1969-1974)   and  Pizza  Inn
                (1974-1989).  He was elected a director of Pizza Inn in 1990 and served  through  December 2002. He was appointed to the position of advisory director in December 2002.

                Except as otherwise  set forth herein in this notice,  as of the date  hereof,  Mr.  Phillips  (i) has not  been  convicted  in a criminal  proceeding  (excluding  traffic  violations or similar

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 17 of 26 pages
-----------------------                                     --------------------

                misdemeanors)  in the  past  ten  years;  (ii)  does not own any securities  of Pizza Inn, or any parent or  subsidiary  of Pizza
                Inn, directly or indirectly,  beneficially or of record, and has not  purchased  or sold any  securities  of Pizza Inn within the past two years,  and none of his associates  beneficially  owns, directly or indirectly,  any securities of Pizza Inn; (iii) does not own any securities of Pizza Inn, or any parent or subsidiary of Pizza Inn, of record but not  beneficially;  (iv) is not, and
                was  not  within  the  past  year,   a  party  to  any  contract
                arrangement or understanding with any person with respect to any securities  of Pizza Inn,  including,  but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against  loss or  guarantees  of profit,  division  of losses or profits or the giving or withholding of proxies; (v) has no, and his associates or any member of his immediate family have no (a)
                employment  with  Pizza Inn or its  affiliates  or (b)  material interest,  direct or indirect in any  transaction,  or series of
                similar  transactions,   to  which  Pizza  Inn  or  any  of  its
                subsidiaries  was,  is or will be a party  to and in  which  the amount  involved  exceeds  $60,000.00;  (vi)  has  no,  and  his associates  have no  arrangements  or  understandings  with  any person  pursuant  to  which  he  was or is to be  selected  as a director,  nominee  or  officer  of  Pizza  Inn;  (vii)  has  no substantial interest in the matters to be acted on at the Annual
                Meeting, except his interest in being nominated and elected as a director;  and (viii) has not been a party to a legal proceeding described  in Item 401(f) of  Regulation  S-K of the  Securities
                Exchange Act of 1934 in the past five years.

            Mr.  Phillips has consented to be named as a nominee in this notice, to be named as a nominee in any proxy  statement filed by Newcastle and to serve as a director of the Company if so elected.  Such consent is attached  hereto as
Exhibit A.

            If this  notice  shall  be  deemed  for  any  reason  by a court  of competent  jurisdiction to be ineffective  with respect to the nomination of Mr.
Phillips at the Annual Meeting,  or if Mr. Phillips shall be unable to serve for any  reason,  this  Notice  shall  continue  to be  effective  with  respect  to
Newcastle's  remaining  nominees and as to any replacement  nominee  selected by
Newcastle.

            Except as set forth herein,  nothing in this letter shall in any way modify or  otherwise  alter the  intention  and prior  delivery of the  Original
Nomination  Letter with  respect to  Newcastle's  nomination  of  directors  and submission of shareholder proposals at the Annual Meeting. We have reviewed your letter of October 29, 2003 to our counsel in which you take issue with the "lack of  specificity"  of  the  shareholder  proposals  submitted  via  the  Original
Nomination Letter. We believe that the shareholder  proposals are described with sufficient  specificity  in the  Original  Nomination  Letter  for  purposes  of complying with applicable  laws.  While we believe that the Original  Nomination
Letter adequately  described  Newcastle's  shareholder  proposals  submitted for approval at the Annual  Meeting,  and without  prejudice  to any of  Newcastle's rights to bring  forth any  shareholder  proposals  at the Annual  Meeting,  the shareholder proposals are as follows:

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 18 of 26 pages
-----------------------                                     --------------------

            o   the adoption of a resolution  repealing the amendment to Article
                III,  Section 7, new Article III, Section 13 and new Article IV,
                Section  6 of the  Amended  and  Restated  Bylaws  of Pizza  Inn
                adopted by the Pizza Inn Board on December 18, 2002; and

            o   the adoption of a resolution recommending to the Pizza Inn Board that Pizza Inn reimburse  Newcastle for all expenses  (including any  litigation  expenses)  it  incurs  in  connection  with its solicitation of proxies for the Annual Meeting.

            Please address any correspondence to Newcastle  Partners,  L.P., 300
Crescent Court, Suite 1110,  Dallas,  Texas 75201,  Attention:  Mark E. Schwarz,
telephone (214) 661-7474,  facsimile (214) 661-7475 (with a copy to our counsel,
Olshan Grundman Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,  New York, New
York 10022, Attention: Steve Wolosky, Esq., telephone (212) 753-7200,  facsimile
(212) 755-1467).

                                Very truly yours,

                                NEWCASTLE PARTNERS, L.P.
                                By: Newcastle Capital Management, L.P.
                                    its General Partner

                                By: Newcastle Capital Group, L.L.C.
                                    its General Partner

                                /s/ Mark E. Schwarz
                                -------------------------------------------
                                Mark E. Schwarz
                                Managing Member

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 19 of 26 pages
-----------------------                                     --------------------

                               EXHIBIT A

                           Ramon D. Phillips
                            7024 Rosebrook
                         Collyville, TX 76034

                                                  November 5, 2003

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

Dear Mr. Clark:

You are hereby  notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Newcastle Partners,  L.P. ("Newcastle") of its intention to nominate the  undersigned as a director of Pizza Inn, Inc.  ("Pizza
Inn")  at the  2003  annual  meeting  of  stockholders  scheduled  to be held on
December 16, 2003,  or any other meeting of  stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Meeting"),  (ii)  being  named as a  nominee  in any proxy  statement  filed by
Newcastle in connection with the solicitation of proxies or written consents for election of the  undersigned at the Meeting,  and (iii) serving as a director of
Pizza Inn if elected at the Meeting.

                           Very truly yours,

                           /s/ Ramon D. Phillips
                           ---------------------
                           Ramon D. Phillips

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 20 of 26 pages
-----------------------                                     --------------------

                                  November 11, 2003

BY MESSENGER AND FAX

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

               Re:  Notice of Intention to Nominate Substitute Nominee
                    for  Election  as  Director  at  the  2003  Annual
                    Meeting of Shareholders of Pizza Inn, Inc. ("Pizza
                    Inn" or the "Company")

Dear Mr. Clark:

            Reference is made to our letter of October 27, 2003 as  supplemented by our letter of November 7, 2003 (together,  the "Nomination Letters") relating to our nomination of Steven J. Pully, Barry M. Barron, Sr. and Ramon D. Phillips
for  election to the Board of  Directors of Pizza Inn (the "Pizza Inn Board") at
the next annual meeting of shareholders of the Company,  or any other meeting of
shareholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"). This letter shall supplement the Nomination  Letters by  substituting  Robert B. Page for Barry M.
Barron, Sr. as one of our nominees for election at the Annual Meeting.

Information  required  by Section 6,  Article IV of the  Company's  bylaws  with respect to Newcastle Partners, L.P. ("Newcastle") is set forth below:

            Newcastle,  a Texas limited  partnership,  is the  beneficial  owner and/or owner of record of 3,583,780 shares of common stock, $.01 par value per share, of Pizza Inn (the "Common Stock").  Newcastle holds certain of its shares of Common Stock through the  Depository  Trust
            Company, whose address is 55 Water Street, 50th Floor, New York, New
            York 10041. Newcastle's current address is 300 Crescent Court, Suite
            1110, Dallas, Texas 75201.

Information  required  by Section 6,  Article IV of the  Company's  bylaws  with respect to Mr. Page is set forth below:

            (i) the name,  age,  business  address and residence  address of the nominee:

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 21 of 26 pages
-----------------------                                     --------------------

                     Robert B. Page, 44

                     Business address:       6515 Ringgold Road
                                             East Ridge, Tenn. 37412

                     Residence address:      4715 Conner Creek Drive
                                             Signal Mountain, Tenn. 37377

            (ii)  the principal occupation or employment of the nominee:

                  Shoney's, Inc. franchisee

           (iii)  the class and number of shares of capital stock of the Company which are beneficially owned by the nominee:

                  None

            (iv)  any other information  related to the nominee that is required to be disclosed in  solicitations  for proxies for election of directors  pursuant  to  Regulation  14A under the  Securities
                  Exchange Act of 1934, as amended:

                  Since August 2003, Mr. Page has been a franchisee of Shoney's,
                  Inc., an owner,  operator and franchisor of restaurants.  From
                  November  2000  until  September  2002,  Mr.  Page  was  Chief
                  Operations  Officer  of Gordon  Biersch  Brewery  Restaurants,
                  Inc., an operator of brewery style restaurants,  and from 1993 through  1998,  he worked for  Romacorp,  Inc.,  a  restaurant holding  company  which owned Tony Roma's,  where he was Chief
                  Executive  Officer and a board  member from 1998  through 2000 and President and Chief  Operations  Officer from 1993 through
                  1998. From 1988 through 1993, he worked for NPC International,
                  Inc., which owned approximately 370 Pizza Hut franchisees, and was Senior Vice  President  of  Operations  from 1991  through
                  1993.  Prior to working  for NPC,  he also  worked in the food service industry for Rally's  Hamburgers,  Godfather's  Pizza,
                  Luther's BBQ and Pizza Hut,  Inc.,  holding such  positions as area supervisor, district manager and restaurant manager.

                  Except as otherwise set forth herein in this notice, as of the date hereof, Mr. Page (i) has not been convicted in a criminal
                  proceeding    (excluding   traffic   violations   or   similar
                  misdemeanors)  in the past ten  years;  (ii)  does not own any securities  of Pizza Inn, or any parent or subsidiary of Pizza
                  Inn,  directly or indirectly,  beneficially or of record,  and has not  purchased or sold any  securities of Pizza Inn within the past two years,  and none of his  associates  beneficially owns,  directly or  indirectly,  any  securities of Pizza Inn;
                  (iii) does not own any  securities of Pizza Inn, or any parent or  subsidiary  of Pizza Inn, of record but not  beneficially;

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 22 of 26 pages
-----------------------                                     --------------------

                  (iv) is not,  and was not within the past year, a party to any contract  arrangement  or  understanding  with any person with respect to any  securities  of Pizza Inn,  including,  but not limited to, joint ventures, loan or option arrangements,  puts or calls,  guarantees  against loss or  guarantees  of profit, division of losses or profits or the giving or  withholding of proxies;  (v) has no, and his  associates or any member of his immediate  family have no (a) employment with Pizza Inn or its affiliates or (b) material interest, direct or indirect in any transaction, or series of similar transactions, to which Pizza
                  Inn or any of its  subsidiaries  was, is or will be a party to and in which the amount involved exceeds $60,000.00;  (vi) has no, and his associates have no arrangements or  understandings with any person  pursuant to which he was or is to be selected as a director,  nominee or officer of Pizza Inn;  (vii) has no substantial  interest  in the  matters  to be  acted on at the
                  Annual  Meeting,  except his interest in being  nominated  and elected  as a  director;  and (viii) has not been a party to a legal proceeding described in Item 401(f) of Regulation S-K of the Securities Exchange Act of 1934 in the past five years.

            Mr. Page has  consented to be named as a nominee in this notice,  to be named as a nominee in any proxy  statement filed by Newcastle and to serve as a director  of the  Company if so elected.  Such  consent is attached  hereto as
Exhibit A.

            If this  notice  shall  be  deemed  for  any  reason  by a court  of competent  jurisdiction to be ineffective  with respect to the nomination of Mr.
Page at the  Annual  Meeting,  or if Mr.  Page  shall be unable to serve for any reason,  this notice shall  continue to be effective with respect to Newcastle's remaining nominees and as to any replacement nominee selected by Newcastle.

            Except as set forth herein,  nothing in this letter shall in any way modify or otherwise  alter the  intention and prior  delivery of the  Nomination
Letters with respect to  Newcastle's  nomination of directors and  submission of shareholder proposals at the Annual Meeting.

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 23 of 26 pages
-----------------------                                     --------------------

            Please address any correspondence to Newcastle  Partners,  L.P., 300
Crescent Court, Suite 1110,  Dallas,  Texas 75201,  Attention:  Mark E. Schwarz,
telephone (214) 661-7474,  facsimile (214) 661-7475 (with a copy to our counsel,
Olshan Grundman Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,  New York, New
York 10022, Attention: Steve Wolosky, Esq., telephone (212) 753-7200,  facsimile
(212) 755-1467).

                                Very truly yours,

                                NEWCASTLE PARTNERS, L.P.
                                By: Newcastle Capital Management, L.P.
                                    its General Partner

                                By: Newcastle Capital Group, L.L.C.
                                    its General Partner

                                /s/ Mark E. Schwarz
                                -------------------
                                Mark E. Schwarz
                                Managing Member

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 24 of 26 pages
-----------------------                                     --------------------

                                    EXHIBIT A

                                 Robert B. Page
                             4715 Conner Creek Drive
                          Signal Mountain, Tenn. 37377

                                               November 11, 2003

Keith Clark
Secretary
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

Dear Mr. Clark:

You are hereby  notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Newcastle Partners,  L.P. ("Newcastle") of its intention to nominate the  undersigned as a director of Pizza Inn, Inc.  ("Pizza
Inn")  at the  2003  annual  meeting  of  stockholders  scheduled  to be held on
December 16, 2003,  or any other meeting of  stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Meeting"),  (ii)  being  named as a  nominee  in any proxy  statement  filed by
Newcastle in connection with the solicitation of proxies or written consents for election of the  undersigned at the Meeting,  and (iii) serving as a director of
Pizza Inn if elected at the Meeting.

                                Very truly yours,

                                 /s/ Robert B. Page
                                 ------------------
                                 Robert B. Page

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 25 of 26 pages
-----------------------                                     --------------------

                                 AMENDMENT NO. 1

                                       TO

                     JOINT FILING AND SOLICITATION AGREEMENT

            WHEREAS,  Newcastle  Partners,  L.P.,  a Texas  limited  partnership
("Newcastle  Partners"),  Newcastle  Capital  Management,  L.P., a Texas limited partnership ("Newcastle  Management"),  Newcastle Capital Group, L.L.C., a Texas
limited liability company ("Newcastle Group"), Mark E. Schwarz, Steven J. Pully,
Barry M. Barron, Sr. and Robert B. Page are parties to that certain Joint Filing and Solicitation Agreement dated October 31, 2003 (the "Agreement") with respect to Pizza Inn, Inc., a Missouri corporation (the "Company");

            WHEREAS,  Newcastle  Partners  has,  among other  things,  nominated
Steven J.  Pully,  Barry M.  Barron,  Sr.  and  Robert B. Page as  nominees  for election to the Board of Directors of the Company at the 2003 annual  meeting of shareholders  of the Company  scheduled to be held on December 16, 2003,  or any other  meeting  of  shareholders  held in lieu  thereof,  and any  adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting");

            WHEREAS, Newcastle Partners substituted Ramon D. Phillips for Robert
B. Page and subsequently  substituted Robert B. Page for Barry M. Barron, Sr. as its  nominees  for  election at the Annual  Meeting,  such that Steven J. Pully,
Robert  B.  Page and  Ramon  D.  Phillips  now  constitute  Newcastle  Partners'
nominees;

            WHEREAS, Ramon D. Phillips has agreed to be a party to the Agreement and Barry M. Barron, Sr. has agreed to withdraw as a party to the Agreement.

            NOW,  IT IS AGREED,  as of this 17th day of  November  2003,  by the parties hereto:

            1.  The  definition  of  "Nominees"  as  such  term  is  used in the
            Agreement is hereby amended to constitute Steven J. Pully, Robert B.
            Page and Ramon D. Phillips.

            2. Ramon D.  Phillips  is hereby made a party to the  Agreement  and
            Barry M. Barron,  Sr.  hereby  withdraws as a party to the Agreement and shall have no further obligations or rights thereunder.

            3.  Except  as  modified  above,  the terms  and  conditions  of the
            Agreement  are hereby  confirmed  and shall remain in full force and effect.

                            [Signature Page Follows]

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                    Page 26 of 26 pages
-----------------------                                     --------------------

            IN WITNESS  WHEREOF,  the parties  hereto have caused this Amendment
No. 1 to Joint  Filing and  Solicitation  Agreement to be executed as of the day and year first above written.

                                     NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner
                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

                                     /s/ Robert B. Page
                                     -------------------------------------------
                                     ROBERT B. PAGE

                                     /s/ Ramon D. Phillips
                                     -------------------------------------------
                                     RAMON D. PHILLIPS